FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Share capital after scrip dividend	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication dated June 17, 2021, it is informed that the share capital of Telefónica, S.A., resulting from the share capital increase which was recorded at the Madrid Commercial registry on June 22, 2021, has been set at 5,638,053,507 euros, divided into 5,638,053,507 ordinary shares, with a nominal value of 1 euro each, which grant a total of 5,638,053,507 voting rights (one per share).
In accordance to the planned schedule, the new 194,518,911 shares issued in such share capital increase have been admitted to listing today on the four Spanish stock exchanges and are tradeable on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español), so ordinary trading of the new shares in Spain will begin tomorrow, June 30, 2021. Additionally, listing applications will also be made for the new shares on the other foreign stock exchanges where Telefónica, S.A. is listed

Madrid, June 29, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 29, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors